                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                AMENDMENT NO. __

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Internet Pictures Corporation
                         -------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         -------------------------------
                         (Title of Class of Securities)
                                    46059S101
                               ------------------
                                 (CUSIP Number)


                              Warner B. Rodda, Esq.
                      Paradigm Capital Equity Partners, LLC
                            6410 Poplar Ave., Ste 395
                                Memphis, TN 38119
                                 (901) 682-6060
                     --------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 14, 2001
                       ----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 11 pages

CUSIP No. 46059S101                    13D                    Page 2 of 11 pages
          ---------

-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Image Investor Portfolio, a separate series of Memphis Angels, LLC
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a): X
                                                                                        (b):

-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      WC
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      Delaware
-------------------------------------------------------------------------------------------------------------------
Number Of Shares           (7)      Sole Voting Power         140,000,000 (1)
Beneficially Owned
By Each Reporting          (8)      Shared Voting Power       0
Person With
                           (9)      Sole Dispositive Power    140,000,000 (1)

                           (10)     Shared Dispositive Power  0

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person                   140,000,000 (1)

-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [ ]

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)                                    68.7%

-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person                                                                OO

--------------------------------------------------------------------------------
(1) Consists of shares of Common Stock issuable upon conversion of (i) 150,000 shares of Series B Preferred Stock underlying a convertible promissory note issued in connection with the First Closing (as defined herein); (ii) an additional 350,000 shares of Series B Preferred Stock which Image Investor Portfolio may acquire upon conversion of the promissory note as a result of the Second Closing (as defined herein); (iii) 75,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing; (iv) an additional 175,000 shares of Series B Preferred Stock underlying the Tranche A Warrants that Image Investor Portfolio has a right to acquire as a result of the Second Closing; and (v) 1,000,000 shares of Series B Preferred Stock underlying a warrant which Image Investor Portfolio has a right to acquire in the Second Closing. Each share of Series B Preferred Stock is convertible into 80 shares of Common Stock.

                       SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 46059S101                    13D                    Page 3 of 11 pages
          ---------

-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Memphis Angels, LLC
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a): X
                                                                                        (b):

-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      WC
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      Delaware
-------------------------------------------------------------------------------------------------------------------
Number Of Shares           (7)      Sole Voting Power         140,000,000 (1)
Beneficially Owned
By Each Reporting          (8)      Shared Voting Power       0
Person With
                           (9)      Sole Dispositive Power    140,000,000 (1)

                           (10)     Shared Dispositive Power  0

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person                   140,000,000 (1)

-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [ ]

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)                                    68.7%

-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person                                                                OO

--------------------------------------------------------------------------------
(1) Consists of shares of Common Stock issuable upon conversion of (i) 150,000 shares of Series B Preferred Stock underlying a convertible promissory note issued in connection with the First Closing (as defined herein); (ii) an additional 350,000 shares of Series B Preferred Stock which Image Investor Portfolio may acquire upon conversion of the promissory note as a result of the Second Closing (as defined herein); (iii) 75,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing; (iv) an additional 175,000 shares of Series B Preferred Stock underlying the Tranche A Warrants that Image Investor Portfolio has a right to acquire as a result of the Second Closing; and (v) 1,000,000 shares of Series B Preferred Stock underlying a warrant which Image Investor Portfolio has a right to acquire in the Second Closing. Each share of Series B Preferred Stock is convertible into 80 shares of Common Stock. All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company.

                       SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 46059S101                    13D                    Page 4 of 11 pages
          ---------

-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Paradigm Capital Equity Partners, LLC
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a): X
                                                                                        (b):

-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only


  (4)    Source Of Funds*

      AF
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      Delaware
-------------------------------------------------------------------------------------------------------------------
Number Of Shares           (7)      Sole Voting Power         140,000,000 (1)
Beneficially Owned
By Each Reporting          (8)      Shared Voting Power       0
Person With
                           (9)      Sole Dispositive Power    140,000,000 (1)

                           (10)     Shared Dispositive Power  0

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person                   140,000,000 (1)

-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [ ]

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)                                    68.7%

-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person                                                                OO

--------------------------------------------------------------------------------
(1) Consists of shares of Common Stock issuable upon conversion of (i) 150,000 shares of Series B Preferred Stock underlying a convertible promissory note issued in connection with the First Closing (as defined herein); (ii) an additional 350,000 shares of Series B Preferred Stock which Image Investor Portfolio may acquire upon conversion of the promissory note as a result of the Second Closing (as defined herein); (iii) 75,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing; (iv) an additional 175,000 shares of Series B Preferred Stock underlying the Tranche A Warrants that Image Investor Portfolio has a right to acquire as a result of the Second Closing; and (v) 1,000,000 shares of Series B Preferred Stock underlying a warrant which Image Investor Portfolio has a right to acquire in the Second Closing. Each share of Series B Preferred Stock is convertible into 80 shares of Common Stock. All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager.

                       SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 46059S101                    13D                    Page 5 of 11 pages
          ---------

-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Paradigm Holdings
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a): X
                                                                                        (b):

-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      AF
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      Delaware
-------------------------------------------------------------------------------------------------------------------
Number Of Shares           (7)      Sole Voting Power         140,000,000 (1)
Beneficially Owned
By Each Reporting          (8)      Shared Voting Power       0
Person With
                           (9)      Sole Dispositive Power    140,000,000 (1)

                           (10)     Shared Dispositive Power  0

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person                   140,000,000 (1)

-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [ ]

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)                                    68.7%

-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person                                                                PN

--------------------------------------------------------------------------------
(1) Consists of shares of Common Stock issuable upon conversion of (i) 150,000 shares of Series B Preferred Stock underlying a convertible promissory note issued in connection with the First Closing (as defined herein); (ii) an additional 350,000 shares of Series B Preferred Stock which Image Investor Portfolio may acquire upon conversion of the promissory note as a result of the Second Closing (as defined herein); (iii) 75,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing; (iv) an additional 175,000 shares of Series B Preferred Stock underlying the Tranche A Warrants that Image Investor Portfolio has a right to acquire as a result of the Second Closing; and (v) 1,000,000 shares of Series B Preferred Stock underlying a warrant which Image Investor Portfolio has a right to acquire in the Second Closing. Each share of Series B Preferred Stock is convertible into 80 shares of Common Stock. All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member.

                       SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 46059S101                    13D                    Page 6 of 11 pages
          ---------

-------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Frank A. McGrew IV
-------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a): X
                                                                                        (b):

-------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

      AF
-------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      Tennessee
-------------------------------------------------------------------------------------------------------------------
Number Of Shares           (7)      Sole Voting Power
Beneficially Owned
By Each Reporting          (8)      Shared Voting Power       140,000,000 (1)
Person With
                           (9)      Sole Dispositive Power

                           (10)     Shared Dispositive Power  140,000,000 (1)

  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person                   140,000,000 (1)

-------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [ ]

-------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)                                    68.7%

-------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person                                                                IN

--------------------------------------------------------------------------------
(1) Consists of shares of Common Stock issuable upon conversion of (i) 150,000 shares of Series B Preferred Stock underlying a convertible promissory note issued in connection with the First Closing (as defined herein); (ii) an additional 350,000 shares of Series B Preferred Stock which Image Investor Portfolio may acquire upon conversion of the promissory note as a result of the Second Closing (as defined herein); (iii) 75,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing; (iv) an additional 175,000 shares of Series B Preferred Stock underlying the Tranche A Warrants that Image Investor Portfolio has a right to acquire as a result of the Second Closing; and (v) 1,000,000 shares of Series B Preferred Stock underlying a warrant which Image Investor Portfolio has a right to acquire in the Second Closing. Each share of Series B Preferred Stock is convertible into 80 shares of Common Stock. All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member, of which Mr. McGrew is the Managing Partner.

                       SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.         SECURITY AND ISSUER.

        This Statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of Internet Pictures Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1009 Commerce Park Dr, Oak Ridge State: TN, 37830, (865) 482-3000.

ITEM 2.         IDENTITY AND BACKGROUND.

        (a) - (f). This statement is filed by (i) Image Investor Portfolio, a separate series of Memphis Angels, LLC ("Image"); (ii) Memphis Angels, LLC, a Delaware limited liability company ("Memphis Angels"), (iii) Paradigm Capital Equity Partners, LLC., a Delaware limited liability company ("PCEP"), which serves as the manager of Memphis Angels, (iv) Paradigm Holdings, a Delaware general partnership ("Paradigm"), which serves as the managing member of PCEP, and (v) Frank A. McGrew IV, an individual and United States citizen who serves as the managing partner of Paradigm (with Image, Memphis Angels, PCEP and Paradigm, the "Filing Persons"). The principal place of business of Image, Memphis Angels, PCEP, Paradigm and Mr. McGrew is c/o Paradigm Capital Equity Partners, LLC , 6410 Poplar Ave., Suite 395, Memphis, TN 38119.

        The principal business of Image, Memphis Angels, PCEP and Paradigm consists of investments in securities of public and private technology companies. Paradigm is the managing member of PCEP, which serves as the manager of Memphis Angels, and in such capacity, PCEP and Paradigm may be deemed to have sole voting and dispositive power over all of the Common Stock, Series B Preferred Stock and warrants of the Company held by Image. Mr. McGrew is a private investor and is acting as the managing partner of Paradigm. In such capacity, Mr. McGrew exercises shared voting and dispositive power over all of the Common Stock, Series B Preferred Stock and warrants of the Company held by Image. Mr. McGrew expressly disclaims equitable ownership of and pecuniary interest in any securities of the Company.

        During the past five years, none of the entities and persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On May 14, 2001, pursuant to a Securities Purchase Agreement of the same date between Image and the Company (the "Purchase Agreement"), in exchange for an investment of $3,000,000 in the Company, Image received a convertible promissory note in principal amount of $3,000,000 (the "Promissory Note") and warrants to acquire Series B Preferred Stock of the Company (the "First Closing"). The source of funds used by Image in the First Closing was working capital and other funds.

ITEM 4.         PURPOSE OF TRANSACTION.

        Image acquired the securities of the Company to obtain a controlling equity interest in the Company. Depending on their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), Image may, from time to time, purchase additional securities of the Company, dispose of all or a portion of the securities respectively held by them, or cease buying or selling such securities. Any such additional purchases or sales of the securities of the Company may be in open market or privately negotiated transactions or otherwise.

        Pursuant to the Purchase Agreement, in the First Closing, Image received the Promissory Note in the principal amount of $3,000,000 in exchange for its initial cash investment of $3,000,000. The Promissory Note is secured by substantially all of the assets of the Company and its subsidiaries and is convertible into 150,000 shares of the Company's newly authorized Series B Preferred Stock. The conversion rate of the Promissory Note is fixed. In addition, the Company issued to Image two warrants (the "Tranche A Warrants") to purchase shares of the Series B Preferred Stock. One of the Tranche A Warrants is exercisable for 45,000 shares of Series B Preferred Stock at an exercise price of $20 per share and the other Tranche A Warrant is exercisable for 30,000 shares of Series B Preferred Stock at an exercise price of $40 per share. Except for standard anti-dilution adjustment provisions, the exercise prices of the Tranche A Warrants are fixed.

        Pursuant to the terms and conditions of the Purchase Agreement, Image has the right to make an additional investment in the Company in connection with the Second Closing (as defined in the Purchase Agreement). If the Second Closing occurs, Image will invest an additional $7,000,000 in the Company. In exchange for such additional investment, the principal amount of the Promissory Note will be increased to $10,000,000 and the Promissory Note will become convertible into 500,000 shares of Series B Preferred Stock. The number of shares underlying each of the Tranche A Warrants would also increase in connection with the Second Closing. The first Tranche A Warrant would be increased to become exercisable for 150,000 shares of Series B Preferred Stock (at an exercise price of $20 per share) and the second Tranche A Warrant would be increased to become exercisable for 100,000 shares of Series B Preferred Stock (at an exercise price of $40 per share). In addition, Image would receive a warrant (the "Tranche B Warrant") to purchase 1,000,000 shares of Series B Preferred Stock at an exercise price of $20 per share at the time of the Second Closing. The Second Closing is subject to a number of conditions, the most significant of which is the expiration of a ten-day waiting period following the provision of notice to the Company's stockholders under Nasdaq regulations. The ten-day waiting period is scheduled to expire on May 25, 2001.

        The Promissory Note has a 15-month term and accrues interest at 8% per annum. The Tranche A Warrants expire on May 14, 2006. The Tranche B Warrant, if issued, will expire 15 months from the date of issuance.

        Pursuant to the terms and conditions of the Purchase Agreement, the Third Closing (as defined in the Purchase Agreement) will occur, if at all, upon the satisfaction of a number of conditions, including the receipt of stockholder approval of the amendment to the Company's certificate of incorporation, or at the election of Image. In connection with the Third Closing, Image would convert the Promissory Note into 500,000 shares of Series B Preferred Stock and transfer the Tranche B Warrant to one or more third parties in connection with the Third Closing. Alternatively, Image may exercise the Tranche B Warrant for its own account and sell the underlying shares acquired on such exercise to one or more third parties. The Series B Preferred Stock, if and when issued, will accrue dividends at a rate of 8% per annum. Additionally the shares of Series B Preferred Stock would vote on an as-converted basis with the Common Stock (subject to certain class vote matters).

        Currently the Filing Persons have no contracts, arrangements, understandings or relationships with any third person with respect to the disposition of the Tranche B Warrant or the shares underlying the Tranche B Warrant. The Third Closing will be effected at the option of Image and is subject to a number of conditions, many of which are outside the control of Image. There can be no guarantee when or if the Third Closing will occur.

        The foregoing description of the Purchase Agreement and the description of the Purchase Agreement throughout this Schedule 13D are qualified in their entirety by reference to the copy of the Purchase Agreement, which is filed as
Exhibit 1 hereto and is incorporated herein by reference.

        Image has also been granted certain registration rights pursuant to a Registration Rights Agreement dated as of May 14, 2001, between Image and the Company, (the "Registration Rights Agreement"). Under the Registration Rights Agreement, Image may require the Company to file a registration statement within twenty days of each of the Second Closing and the Third Closing. In addition Image has demand and piggy-back registration rights with respect to the shares purchased by it pursuant to the Purchase Agreement. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement included as Exhibit 2 hereto and incorporated herein by reference.

        In accordance with the provisions of the Purchase Agreement, the Company's Board of Directors will be reduced from nine to seven at the time of the Second Closing. At the time for the Second Closing, four directors will resign from the Board of Directors of the Company and four nominees of Image will be appointed to fill the resulting vacancies in the Board of Directors of the Company. As a result, Image will appoint four of the Company's seven directors. Pursuant to the Purchase Agreement, Image is entitled to retain its representatives on the Board of Directors until the Third Closing. Following the Third Closing, the holders of Series B Preferred Stock (which would likely include additional investors not affiliated with Image) would be entitled to elect four of the Company's seven directors.

        The Board of Directors of the Company has approved an amendment to the Company's Certificate of Incorporation increasing the number of authorized shares of Common Stock and has approved a Certificate of Designation setting forth the rights, preferences, qualifications, privileges of the Series B Preferred Stock and recommended the certificates to its shareholders for approval. The increase in the number of authorized shares of Common Stock is necessary to effectuate, and is a condition to, the Third Closing.

        Other than as described above, none of the Filing Persons have any current plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Filing Persons reserve the right to develop such plans or proposals in the future.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

        Each of the Filing Persons may be deemed to beneficially own 140,000,000 shares of Common Stock. Such shares, together with the outstanding shares of Common Stock of the Company as of May 14, 2001, based on the capitalization of the Company as represented to Image by the Company in the Purchase Agreement, constitute 68.7% of the Common Stock.

        The 140,000,000 shares of Common Stock beneficially owned by the Filing Persons include 12,000,000 shares of Common Stock currently underlying the $3 million Promissory Note and an aggregate of 6,000,000 shares of Common Stock currently underlying the related Tranche A Warrants. It also includes an additional 28,000,000 shares of Common Stock that Image will have a right to acquire upon the Second Closing by virtue of the increase in the principal amount of the Promissory Note, an additional 14,000,000 shares of Common Stock that Image will have a right to acquire upon the Second Closing by virtue of the increase in the number of shares underlying the Tranche A Warrants and an additional 80,000,000 shares of Common Stock that Image will have the right to acquire upon exercise of the Tranche B Warrant that would be issued in the Second Closing.

        Other than under the transactions described above, no transactions in the Common Stock of the Company have been effected by Image, Memphis Angels, PCEP, Paradigm or Mr. McGrew, or to the knowledge of Image, Memphis Angels, PCEP, Paradigm or Mr. McGrew, by any of the general partners of Paradigm, during the past 60 days.

        To the knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Other than the Securities Purchase Agreement and the Registration Rights Agreement, to the knowledge of the Filing Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        Pursuant to the Securities Purchase Agreement, the Company has agreed to use its best efforts to ensure that its directors and officers vote in favor of the issuance of additional shares to Image and the amendment to the Company's Certificate of Incorporation.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Securities Purchase Agreement, dated May 14, 2001, by and between Image and the Company.

Exhibit 2: Registration Rights Agreement, dated May 14, 2001, by and between Image and the Company.

Exhibit 3: Joint Filing Statement

                                    SIGNATURE

                After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated May 24, 2001

                                        IMAGE INVESTOR PORTFOLIO,
                                        a separate series of

                                        MEMPHIS ANGELS, LLC,
                                        a Delaware limited liability company

                                            By:  PARADIGM CAPITAL EQUITY
                                                 PARTNERS, LLC,
                                                 its Manager

                                                 By:  PARADIGM HOLDINGS,
                                                      its Managing Member


                                                      By: /s/ Frank A. McGrew IV
                                                          ----------------------
                                                      Name: Frank A. McGrew IV
                                                      Title: Managing Partner


                                        PARADIGM CAPITAL EQUITY
                                        PARTNERS, LLC,
                                        a Delaware limited liability company

                                            By:  PARADIGM HOLDINGS,
                                                 its Managing Member


                                                 By: /s/ Frank A. McGrew IV
                                                     --------------------------
                                                 Name: Frank A. McGrew IV
                                                 Title: Managing Partner


                                        PARADIGM HOLDINGS,
                                        a Delaware general partnership


                                        By: /s/ Frank A. McGrew IV
                                            ----------------------
                                        Name: Frank A. McGrew IV
                                        Title: Managing Partner


                                        FRANK A. MCGREW IV

                                        /s/ Frank A. McGrew IV
                                        --------------------------